[redacted]

SECUI 15027374 SSION

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SEC Mail Processing Section AUG 27 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hardcastle Trading USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 Secaucus Road
(No. and Street)

Secaucus	New Jersey	07094
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 201-305-8815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 27 2015 REGISTRATIONS BRANCH 11

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hardcastle Trading USA LLC, as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

KELLEY HOFFMAN NOTARY PUBLIC BALTIMORE COUNTY, MD COMM. EXP. JANUARY 13, 2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
JUNE 30, 2015

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hardcastle Trading USA, LLC

We have audited the accompanying statement of financial condition of Hardcastle Trading USA, LLC (a limited liability company) as of June 30, 2015. This financial statement is the responsibility of Hardcastle Trading USA, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hardcastle Trading USA, LLC as of June 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
August 21, 2015

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS

Cash	$	184,639
Dividends receivable		301,576
Due from clearing broker-dealer		214,060,360
Securities owned, at fair value		797,846,247
Due from affiliate		1,164,444
Property and equipment, less accumulated depreciation of $2,113,982		472,014
Security deposits		6,970
Other assets		27,942
TOTAL ASSETS	$	1,014,064,192

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value	$	960,164,117
Accounts payable and accrued expenses		731,913
Dividends payable		376,082
Notes payable to Parent		30,100,000
Total liabilities		991,372,112
Commitments and contingencies (Notes 6, 7 and 8)		
Member's equity		22,692,080
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,014,064,192

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hardcastle Trading USA, LLC (the "Company") was formed as a limited liability company on January 16, 2003, under the laws of the state of Delaware to manage and operate as a registered securities broker-dealer and to engage in the securities and brokerage business. The Company is a wholly-owned subsidiary of Hardcastle Trading AG (the "Parent"), a Swiss company, and is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a participant and market maker on the Boston Options Exchange and various other exchanges. The Company clears its securities transactions on a fully disclosed basis through another broker-dealer.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless the member has signed a specific guarantee.

Market making

Market making activities consist principally of market making in listed options. As a market maker, the Company commits capital on a principal basis to buy securities or sell securities on regulated options exchanges.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.* Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from those estimates.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which are as follows:

Furniture and equipment	7 years
Computer equipment	5 years
Computer software	3 years

Concentrations of credit risk

The Company maintains its cash at a major financial institution in accounts that at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Investments in securities consist of securities of companies that are located primarily in the United States of America.

Fair value measurements

The Company follows the guidance in FASB ASC 820. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Income taxes

The Company is a limited liability company that has elected to be taxed as a C corporation. A C corporation is taxed as a separate entity under relevant tax laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to U.S. federal, state or local examinations by taxing authorities for years ended on or before June 30, 2011.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through August 21, 2015. There were no material subsequent events that required recognition or additional disclosure in the statement of financial condition.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2015:

Furniture and equipment	$	118,198
Computer equipment		2,263,681
Software		133,572
Leasehold improvements		70,545
		2,585,996
Less: accumulated depreciation		(2,113,982)
Property and equipment, net	$	472,014

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At June 30, 2015, the Company had net capital of approximately $20,931,000 which exceeds the Company's minimum net capital requirement of $250,000.

The Company has elected, and Goldman Sachs Execution & Clearing, L.P. ("GSEC"), as the Company's clearing broker-dealer, has permitted, the Company to use SEC Rule 15c3-1(a)(6) for purposes of calculating net capital.

NOTE 4. RELATED-PARTY TRANSACTIONS

Effective February 1, 2004, the Company entered into a licensing agreement with its Parent. On July 1, 2014, the Company and the Parent agreed to extend the agreement through June 30, 2019. The agreement provides the Company with access to certain software and know-how developed by the Parent, as well as to certain administrative and management services provided by the Parent with respect to the Company's trading, risk management, and back office operations. The agreement states that the Company is to pay the Parent under the agreement based upon its return on utilized capital, as defined in the agreement.

In addition, as more fully described in Note 7, the Company has received financing from its Parent.

NOTE 5. SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased are collateralized by cash and securities owned, held at the clearing broker at June 30, 2015.

NOTE 6. COMMITMENTS

Effective April 16, 2008, the Company has entered into a master service agreement with an unrelated entity. Under the agreement, the Company receives access to electronic communications systems and facilities. In addition, the Company also occupies office space within the service center. As of June 30, 2015, future minimum annual commitments under the master service agreement amount to $442,000 through June 30, 2016.

NOTE 7. NOTES PAYABLE TO PARENT

The Company has entered into various unsecured promissory note agreements with its Parent to fund trading activities. The terms of these notes range between three and six years. The notes require annual interest-only payments. The interest rate for these loans is 130% of the monthly Applicable Federal Rate for mid-term loans, as published by the Internal Revenue Service.

As of June 30, 2015, future principal payments required under the notes are as follows:

Year ending June 30:	
2016	$ 4,900,000
2017	18,500,000
2018	6,700,000
	$ 30,100,000

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used for trading activities and to manage market risk and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company has elected to use the disclosure option codified in FASB ASC 815, *Derivatives Instruments and Hedging*, with respect to its derivative activities.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

NOTE 8. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK (CONTINUED)**

The Company does not apply hedge accounting as defined in FASB ASC 815, as all financial instruments are marked to market, with changes in fair values reflected in earnings.

The following tables present additional information about derivatives held by the Company, including the volume of the Company's derivative activities based on the number of contracts and notional amounts, categorized by primary risk exposure, and reflected in the statement of financial condition as of June 30, 2015:

		Assets	
Primary Risk Exposure	Notional Amount	Fair Value	Number of Contracts
Equity option contracts - Puts	$ 2,921,585,701	$ 206,461,101	514,711
Equity option contracts - Calls	3,349,014,021	172,047,981	541,116
	$ 6,270,599,722	$ 378,509,082	1,055,827

		Liabilities	
Primary Risk Exposure	Notional Amount	Fair Value	Number of Contracts
Equity option contracts - Puts	$ 2,955,428,762	$ 213,202,134	576,987
Equity option contracts - Calls	3,157,680,159	231,778,099	573,286
	$ 6,113,108,921	$ 444,980,233	1,150,273

The Company is subject to equity price risk in the normal course of pursuing its options market making activities. The Company may enter into options for use as an economic hedge against certain positions held in the Company's market making portfolio. Options purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK (CONTINUED)

the financial instrument underlying the written option. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Fair values of derivative contracts in an asset position are included in "Securities owned, at fair value" in the statement of financial condition. Fair values of derivative contracts in a liability position are included in "Securities sold, not yet purchased, at fair value" in the statement of financial condition.

In addition, the Company has sold securities that it does not currently own; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at June 30, 2015, at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to June 30, 2015, prior to the Company "closing" its position.

Substantially all of the amount due from the clearing broker-dealer and securities owned are held at the clearing broker and are, therefore, subject to the credit risk of the clearing broker.

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) retirement plan (the "Plan") to provide retirement benefits for its employees. Employees may contribute a percentage of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for discretionary contributions as determined by management. For the year ended June 30, 2015, the Company made discretionary contributions to the Plan in the amount of $19,250.

NOTE 10. JOINT BACK OFFICE CLEARING AGREEMENT

The Company has a Joint Back Office ("JBO") clearing agreement with GSEC. The agreement allows JBO clearing agreement participants to receive favorable margin treatment as compared to the full customer margin requirements of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. As part of this agreement, the Company is required to maintain a minimum liquidating equity (as defined) with GSEC.

NOTE 11. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following tables present the Company's fair value hierarchy for those assets and liabilities securities measured at fair value as summarized by industry on a recurring basis as of June 30, 2015:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Equity securities owned, at fair value:					
Basic materials	$ 31,565,123	$ -	$ -	$ 31,565,123	(a)
Communication	57,794,054	-	-	57,794,054	(a)
Consumer	46,777,023	-	-	46,777,023	(a)
Cyclical	62,219,093	-	-	62,219,093	(a)
Energy	13,154,521	-	-	13,154,521	(a)
Financials	35,889,905			35,889,905	(a)
Healthcare	42,520,551	-	-	42,520,551	(a)
Industrial	19,033,035	-	-	19,033,035	(a)
Technology	107,566,751	-	-	107,566,751	(a)
Utilities	2,817,110	-	-	2,817,110	(a)
	419,337,166	-	-	419,337,166	
Options owned, at fair value:					
Basic materials	32,594,169	-	-	32,594,169	(a)
Communication	62,255,159	-	-	62,255,159	(a)
Consumer	25,313,991	-	-	25,313,991	(a)
Cyclical	51,897,928	-	-	51,897,928	(a)
Energy	29,583,443	-	-	29,583,443	(a)
Financials	13,284,312	-	-	13,284,312	(a)
Healthcare	40,915,327	-	-	40,915,327	(a)
Industrial	37,092,989	-	-	37,092,989	(a)
Technology	81,243,422	-	-	81,243,422	(a)
Utilities	4,328,341	-	-	4,328,341	(a)
	378,509,081	-	-	378,509,081	

NOTE 11. FAIR VALUE MEASUREMENTS (CONTINUED)

		Level 1		Level 2		Level 3		Total	Valuation Technique
Not readily marketable securities included in other assets		-		-		10,000		10,000	(b)
Total	$	797,846,247	$	-	$	10,000	$	797,856,247	

		Level 1		Level 2		Level 3		Total	Valuation Technique
Liabilities:									
Equity securities sold but not yet purchased, at fair value:									
Basic materials	$	46,745,042	$	-	$	-	$	46,745,042	(a)
Communication		66,867,580		-		-		66,867,580	(a)
Consumer		14,245,306		-		-		14,245,306	(a)
Cyclical		62,765,649		-		-		62,765,649	(a)
Energy		26,799,208		-		-		26,799,208	(a)
Financials		13,001,815		-		-		13,001,815	(a)
Healthcare		58,723,348		-		-		58,723,348	(a)
Industrial		108,018,250		-		-		108,018,250	(a)
Technology		114,240,014		-		-		114,240,014	(a)
Utilities		3,777,675		-		-		3,777,675	(a)
		515,183,887		-		-		515,183,887	
Options sold but not yet purchased, at fair value:									
Basic materials		27,291,291		-		-		27,291,291	(a)
Communication		133,567,548		-		-		133,567,548	(a)
Consumer		31,902,694		-		-		31,902,694	(a)
Cyclical		49,531,256		-		-		49,531,256	(a)
Energy		23,409,697		-		-		23,409,697	(a)
Financials		27,510,802		-		-		27,510,802	(a)
Healthcare		44,788,766		-		-		44,788,766	(a)
Industrial		34,540,494		-		-		34,540,494	(a)
Technology		69,047,473		-		-		69,047,473	(a)
Utilities		3,390,209		-		-		3,390,209	(a)
		444,980,230		-		-		444,980,230	
Total	$	960,164,117	$	-	$	-	$	960,164,117	

Equity securities are included in Level 1 as they are valued at quoted market prices (the market approach). Securities that are not readily marketable (consisting solely of the Company's investment in the JBO) are stated at cost, which approximates fair value.

NOTE 11. FAIR VALUE MEASUREMENTS (CONTINUED)

During the year ended June 30, 2015, there were no transfers between levels of the fair value hierarchy.

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Other Investments
Balance – beginning	$ 10,000
Purchases	-
Sales	-
Settlements	-
Balance - ending	$ 10,000